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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 44118

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____1/1/2012_____ AND ENDING _____12/31/2012_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Taglich Brothers, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 New York Ave., Suite 209

(No. and Street)

Huntington	NY	11743
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael N. Taglich   631-757-1500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.

(Name – if *individual, state last, first, middle name*)

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☑ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, _____Robert F. Taglich_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_Taglich Brothers, Inc._____ , as

of __December 31_____~20 12_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAGLICH BROTHERS, INC.

CONTENTS



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of
Taglich Brothers, Inc.
Huntington, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Taglich Brothers, Inc. (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud and error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

-1-

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taglich Brothers, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAS, P.C.

Syosset, New York
February 25, 2012

TAGLICH BROTHERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

ASSETS:

Cash and cash equivalents	$	285,798
Due from clearing brokers		846,853
Securities, at fair value		513,932
Accounts receivable, less allowance for uncollectibles of $28,500		417,475
Note receivable		151,250
Prepaid expenses and other assets		68,508
Total Assets	**$**	**2,283,816**

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	582,024
Client advances - financial research		18,500
Total Liabilities		600,524

STOCKHOLDERS' EQUITY

Common stock, no par value, $1 stated value, 200 shares authorized, 130 shares issued and 95 shares outstanding	130
Additional paid-in capital	844,277
Retained earnings	938,565
Treasury stock, 35 shares held at cost	(99,680)
Total Stockholders' Equity	1,683,292
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 2,283,816**

The accompanying notes are an integral part of these financial statements.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Taglich Brothers, Inc. ("The Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and The Securities Investor Protection Corporation ("SIPC"). The Company is also registered with the SEC under the Investment Advisors Act of 1940. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities and engaging in investment banking services. It operates out of an office in Huntington, New York, and a branch office in Manhattan, New York.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for allowance for doubtful accounts on accounts receivable, amortization, depreciation, contingencies and non-marketable securities (including warrants).

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased. The Company considers money market accounts meeting such criteria to be cash equivalents.

Receivables

The Company carries its receivables at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Investment banking revenues arise from security offerings in which the Company acts as an underwriter or agent. Investment banking revenues are recorded as earned, in accordance with the terms of the investment banking agreements. Investment banking services rendered for non-cash consideration are not recognized unless collectability is reasonably assured. Revenue from other fees and services is recorded when earned.

Website research revenues arise from clients who want their company to be researched and featured on the Company's website. Website research revenues are recorded when earned.

Investment advisory fees are received and earned quarterly.

Investment Valuation

The Company's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Income Taxes

Provisions for Federal income taxes and state income taxes for the state in which the Company does business have not been made because the stockholders have elected to have the Company treated as an S Corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Company's income or loss and credits are passed through to the stockholders and reported on their individual income tax returns. A provision is made for New York City income tax, which does not recognize S Corporations, on income sourced to the City.

The Company follows the uncertainty in income taxes standard and evaluates its tax positions each year. The Company does not have any unrecognized tax benefits

The Company files income tax returns in the U.S. federal jurisdiction, New York State and New York City. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2008.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Derivative Instruments

The Company adopted guidance which requires entities that use derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit risk related contingent features contained within derivatives. This guidance also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of GAAP have been applied, and the impact that hedges have on an entity's financial position, financial performance and cash flows.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2013, the date the financial statements were issued.

3 - DUE FROM BROKER DEALERS

The following amounts are due from the broker dealer as reflected on the statement of financial condition as of December 31, 2012:

	Due from Clearing Broker
Commissions receivable	$ 846,853

4 - OFF-BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customer's money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

5 -   CUSTOMER RECEIVABLES

Customer receivables arise in connection with the Company's investment banking and website research business activities and are carried at cost. As of December 31, 2012, the receivable amount was $445,975. The Company estimates an allowance for doubtful accounts of $28,500 at December 31, 2012.

6 -   FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

TAGLICH BROTHERS, INC.
NOTES TO FINANCIAL STATEMENTS

6 - FAIR VALUE MEASUREMENTS (CONT'D).

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Warrants: Valued using the Black-Sholes option valuation model based on the estimated value of the underlying stock at the valuation measurement date, the remaining contractual term of the warrants, risk free interest rates and expected dividends and expected volatility of the price of the underlying stock.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2012.

Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Totals
Common stocks:				
Consumer goods	$ 306,950	$ 3	$ -	$ 306,953
Healthcare	292	-	-	292
Technology	3,199	-	-	3,199
Industrial goods	-	203,487	-	203,487
Consumer cyclical	-	1	-	1
Total Common Stock	310,441	203,491	-	513,932
Warrants	-	-	-0-	-0-
Total assets at fair value	$ 310,441	$ 203,491	$ -	$ 513,932

Warrants held at December 31, 2012 were valued at $0.

7 - CONCENTRATIONS OF CREDIT RISK

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2012, the Company had no cash or cash equivalent balances in excess of FDIC insurance limits.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss (see Note 4).

8 - RELATED PARTY

The Company pays a monthly administrative management fee to an affiliated corporation. The management fee includes a charge for occupancy of office space, equipment rental, and other administrative expenses. Administrative management fees of $143,300 and rental fees of $72,600 were incurred during the year ended December 31, 2012.

The Company received monthly monitoring fees of approximately $526,360 during the year ended December 31, 2012 related to certain investment banking transactions in which the officers or certain employees of the Company are either shareholders or directors of the companies for which funds were raised.

9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company has net capital of $1,148,553 which was $1,048,553 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was 0.52 to 1.

10- NOTE RECEIVABLE

In connection with their investment banking business, the Company received a note for $150,000 from a customer. The note requires payment of interest only at 10% per annum, due on the first day of the last month of each calendar quarter until maturity on January 15, 2014. The December 2012 interest payment of $1,250 has been accrued and added to the note balance and was received in January 2013.

11 - CONCENTRATIONS

Approximately 33% of the Company's revenue totaling $2,617,243 was derived from three customers for the year ended December 31, 2012. Customer receivable for one of these customers totaled $114,938 as of December 31, 2012.

12 - PROFIT SHARING PLAN

The Company has a profit sharing plan covering all of its employees who have completed six months of service. The plan allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. The Company does not make matching contributions.

13 - CONTINGENCIES

The Company may be involved from time to time in litigation arising from the normal course of business. In management's opinion, as of the date of this report, the Company is not engaged in legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results of operations or financial condition.